UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Andrew C. Hyman, Esq.

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Acquisition 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Co-Invest 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV Co-Invest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Athyrium Funds GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Jeffrey A. Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6S41R101	SCHEDULE 13D/A

Explanatory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 5, 2023 (the “Schedule 13D”) relating to the ordinary shares, nominal value $0.01 per share (as defined in the Schedule 13D, the “Ordinary Shares”), of RVL Pharmaceuticals plc, an Irish public limited company (as defined in the Schedule 13D, the “Issuer”), which are beneficially owned by Athyrium Opportunities IV Acquisition 2 LP (“Acquisition Fund”), Athyrium Opportunities Associates IV LP (“Associates IV LP”), Athyrium Opportunities Associates IV GP LLC (“Associates IV GP”), Athyrium Opportunities IV Co-Invest 2 LP (“Co-Invest 2 LP”), Athyrium Opportunities Associates IV Co-Invest LLC (“Co-Invest LLC”), Athyrium Funds GP Holdings LLC (“Funds GP Holdings”) and Jeffrey A. Ferrell (“Mr. Ferrell,” and collectively, the “Reporting Persons”). This Amendment No. 1 amends the Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Voluntary Petition for Bankruptcy

On October 12, 2023 (the “Petition Date”), RevitaLid Pharmaceutical Corp., RVL Pharmaceuticals, Inc. and RVL Pharmacy, LLC (the “Debtors”), each an indirect subsidiary of the Issuer, filed voluntary petitions (Case No. 23-11704 (BLS)) (the “Chapter 11 Cases”) for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Issuer and its subsidiaries other than the Debtors were not included in the Chapter 11 Cases. The petitions were part of the Debtors’ agreement with its sole secured lender, funds managed by Athyrium Capital Management, L.P. (“Athyrium”), and other key stakeholders, to effectuate a change of control transaction through prepackaged bankruptcy cases commenced in the United States Bankruptcy Court for the District of Delaware today. Athyrium is an investment adviser that is registered with the SEC. It advises certain private funds that invest through Acquisition Fund and Co-Invest 2 LP. Mr. Ferrell is one of the principal owners of Athyrium and is also the managing member of Funds GP Holdings.

The Debtors have sought approval of a variety of “first day” motions containing customary relief intended to enable the Debtors to continue ordinary course operations during the Chapter 11 Cases. The Debtors continue to operate their businesses as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Issuer is expected to commence a wind-down of any remaining operations of the Issuer and its subsidiaries other than the Debtors. All of the Issuer’s outstanding Ordinary Shares, are expected to be cancelled upon completion of its wind-down, anticipated to be completed during the year ended December 31, 2024, likely resulting in no recovery to any holders of Ordinary Shares.

Prepackaged Plan of Reorganization

On the Petition Date, the Debtors also filed with the Bankruptcy Court a pre-packaged chapter 11 plan of reorganization (as amended, restated, supplemented or otherwise modified from time to time, the “Plan”). The Plan contemplates, among other things, that funds managed by Athyrium will exchange their outstanding debt into equity of a newly-created entity (“NewCo”) at emergence, which will either (1) directly hold 100% of the equity interests of RevitaLid Pharmaceutical Corp., which is currently an indirect wholly owned subsidiary of the Issuer, or (2) indirectly hold 100% of the equity interests of RVL Pharmaceuticals, Inc., which is currently a wholly owned subsidiary of RevitaLid Pharmaceutical Corp. and the direct parent of RVL Pharmacy, LLC. Funds managed by Athyrium will receive 97.5% of the equity in NewCo, and holders of the SPA Rejection Unsecured Claims (as defined in and pursuant to the Plan) will receive their pro rata share of the remaining 2.5% of the equity in NewCo, subject to dilution by the Management Incentive Plan (as defined in the Plan) and future investments.

CUSIP No. G6S41R101	SCHEDULE 13D/A

The foregoing description of the Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan, which is attached as Exhibit 7.7 hereto and is incorporated herein by reference.

DIP Financing Agreement

Subject to the Bankruptcy Court’s entry of an interim order approving debtor-in-possession financing, the Debtors and one or more funds managed by Athyrium, as lenders (collectively, the “DIP Lenders”) have agreed to enter into a senior secured super-priority debtor-in-possession credit facility (the “DIP Facility”) in a maximum principal loan amount of $17.5 million, subject in all respects to the terms and conditions set forth in the interim order and the underlying loan agreement (the “DIP Financing Agreement”). Pursuant to the DIP Financing Agreement, the DIP Facility consists of multi-draw term loans with up to $7.5 million to be made available upon the Bankruptcy Court’s entry of an order approving the DIP Facility on an interim basis. The DIP Financing Agreement has various customary covenants, as well as covenants mandating compliance by the Debtors with a 7-week approved budget updated every two weeks and maintenance of minimum liquidity of $2.5 million. The proceeds of all or a portion of the proposed DIP Facility may be used solely in accordance with the approved budget, among other things, for post-petition general working capital for the Debtors, payment of fees and expenses in connection with the DIP Facility and payment of professional fees and other charges and expenses in connection with the Chapter 11 Cases.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7.7

Debtors’ Joint Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on October 13, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2023

ATHYRIUM OPPORTUNITIES IV ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

	By:	/s/ Andrew C. Hyman
	Name:	Andrew C. Hyman
	Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES IV CO-INVEST 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey Ferrell
Name:	Jeffrey Ferrell
Title:	President

JEFFERY A. FERRELL
/s/ Jeffrey A. Ferrell